VIA EDGAR

August 9, 2023

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

Washington, D.C. 20549

Re:	Inspire Veterinary Partners, Inc. Amended Registration Statement on Form S-1 File No. 333-271198

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Inspire Veterinary Partners, Inc. (the “Company”) hereby requests acceleration of the effective date of its above-referenced Amended Registration Statement on Form S-1 to 5:00 p.m. Eastern Daylight Time on August 14, 2023, or as soon thereafter as is practicable, or at such other time as the Company or its outside counsel, The Crone Law Group, PC, request by telephone that such Registration Statement be declared effective.

The Company acknowledges the following:

●	Should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Inspire Veterinary Partners, Inc.

By:	/s/ Kimball Carr
Kimball Carr
Chief Executive Officer